FOR IMMEDIATE RELEASE

JED OIL, INC. TO ANNOUNCE FIRST QUARTER 2006 RESULTS AND CONDUCT CONFERENCE CALL ON THURSDAY, MAY 11TH

Calgary, Alberta, May 4, 2006 – JED Oil Inc. (AMEX: JDO) today announced that it will issue its financial results for the first quarter 2006 on Thursday, May 11th prior to the opening of the stock market.  Management will also host a conference call that day at 12:00 noon EDT/10:00 am MDT, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing (706) 679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com